Tabacalera Ysidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

February 3, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Tabacalera Ysidron, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 1, 2013

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated November 27, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please provide us with all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:	We did not engage, and did not authorize anyone on our behalf to engage, in written communications, as defined in Rule 405 under the Securities Act. Also, we did not publish or distribute by any broker or dealer that is participating or will participate in our offering.

2.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

RESPONSE:	We have updated the financial statements to comply with Rule 8-08 of Regulation S-X.

3.	Provide a currently dated consent from the independent public accountant in the amendment.

RESPONSE:	We have provided a currently dated consent from the independent public accountant in the amendment.

Registration Statement Cover Page

4.	Please revise your company name here and throughout the filing to match exactly your name as provided in your articles of incorporation.

RESPONSE:	We have revised the S-1 to reflect the name of the Company and “TabacaleraYsidron, Inc.”

Calculation of Registration Fee Table

5.	It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

RESPONSE:	We have amended our fee table to reflect that we are determining our registration fee pursuant to Rule 457(o).

6.	It appears that the sales price of $0.10 per share price of the shares you are registering is the same price that your selling shareholders paid for their shares in a recent private placement. As such, it appears that the $0.10 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the private placement unless and until there is an active trading market. This suggests that $0.10 per share price of the shares you are registering is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

RESPONSE:	We have revised the fixed sales price to $0.20 per share to negate any suggestion that the shares we are registering are not a bona fide sales price.

Prospectus Cover Page

7.	Please revise to indicate correctly the page on which your “Risk Factors” section begins.

RESPONSE:	We have revised the S-1 to properly reflect the page on which the “Risk Factors” section begins on the Prospectus Cover Page and the Prospectus Summary.

8.	Please revise to state the aggregate net proceeds to the selling shareholders.

RESPONSE:	We have revised the aggregate net proceeds to the selling shareholders to $549,000.

Prospectus Summary, page 4

9.	Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.10 and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date.

RESPONSE:	We have revised the prospectus summary to include the aggregate price of our common stock based on the offering price of $0.10 and our total stockholders’ equity as of the latest balance sheet date.

Overview, page 4

10.	Please explain what “the Del Fuego brand name” is. We note reference elsewhere to the Epicurean brand. Please also clarify the difference between these two.

RESPONSE:	We currently do not have a Del Fuego brand. The Company decided to use the Epicurean Brand and that is the inventory that the Company has for future sales. The Del Fuego brand name was used briefly by the prior President of the Company but discontinued when he left. We have deleted references to the “Del Fuego” brand for purposes of clarity.

11.	We note your disclosure that Steven Ysidron has been involved in the cigar industry for more than 20 years. It appears, however, that he is no longer an officer, director or shareholder of the Company. As such, it is not clear why Mr. Ysidron’s experience in the cigar industry has any relevance. Please remove reference to him here and on pages 24 and 26 or advise.

RESPONSE:	We have deleted the references to Steven Ysidron as he is no longer affiliated with the company.

12.	Please disclose your “burn rate” and the amount of time your present capital will last at this rate here, as well as in the business and MD&A sections. In addition please revise here to state how much cash you have on hand as of the most recently practicable date.

RESPONSE:	We have addressed how much cash we have on hand. At the current time, we are not expending any funds beyond the cost of staying current with our SEC filings. We have stated this in the prospectus summary, business and MD&A sections.

13.	Please revise to state here your revenues and net losses for the most recently completed fiscal year and interim stub.

RESPONSE:	We have updated our revenues and net losses for the most recently completed fiscal year and interim stub.

14.	Please disclose in the summary and business sections that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

RESPONSE:	On page 4 and 23, we have disclosed that our auditor has expressed substantial doubt regarding our ability to continue as a going concern.

Summary Financial Information, page 6

15.	Please revise the table to include annual (or inception to fiscal year end) results of operations information in addition to interim results.

RESPONSE:	We have revised the table to include annual results of operations information in the summary of financial information.

Risk Factors, page 8

16.	It appears that you do not have any units. Please delete a reference to “Units” in the first paragraph of this section or advise.

RESPONSE:	On page 8, we replaced “Units” with “shares of Common Stock.”

17.	Please add a risk factor to discuss Mr. Tejeda’s potential conflict of interests as your officer and director and significant shareholder.

RESPONSE:	We have added a risk factor that addresses a potential conflict of interest between Mr. Tejeda’s position as both an officer and director of the Company and as a significant shareholder of the Company.

If we need additional capital to fund our future operations, page 9

18.

We note your disclosure in this risk factor that you may not be able “to undertake sufficient sales and business development efforts required to identify clients and assist them with asset acquisitions, development of their real estate projects or management of existing stabilized assets.” Please delete this statement as it appears you are in the business of manufacturing and distributing cigars or advise.

RESPONSE:	We have deleted the above referenced language on page 9, as it is inapplicable.

19.	Please disclose whether you have taken any steps to seek additional funding.

RESPONSE:	We have disclosed that we have not taken any steps to seek additional funding.

We may face difficulties establishing a new brand, page 10

20.	Please delete the statement that you “will be expending a significant percentage of the proceeds of this Offering for advertising and promotional activities,” because you are not receiving any proceeds in this offering.

RESPONSE:	We have deleted the above-referenced statement as it is inapplicable and placed in the S-1 by mistake.

We may require additional funding, page 10

21.	Please significantly revise this risk factor. We note that this is a secondary offering, in which you will not receive any proceeds. As such, the first two sentences of this risk factor are incorrect statements

RESPONSE:	We have deleted this risk factor as the first two sentences are incorrect and the remainder of the risk factor is covered on page 9, “If we need additional capital…”

Special Note Regarding Forward-Looking Statements, page 17

22.	Because you do not incorporate any documents by reference, please delete your reference to “documents incorporated by reference into this report.”

RESPONSE:	We have deleted the reference to “documents incorporated by reference” as it is inapplicable and was included by mistake.

Selling Security Holders, page 18

23.	We note your statement that common shares are held “by no more than 35 unaccredited shareholders.” We also note that the selling security shareholders table on page 19 includes 39 security holders. Please advise us whether the remaining selling security holders are accredited investors.

RESPONSE:	On page 18, we have revised our disclosure to state that 5 of our security holders are accredited and 34 are unaccredited security holders.

24.	Please delete the statement that “[a]ll information with respect to share ownership has been furnished by the selling stockholders.” You are responsible for the accuracy of disclosure in the filing.

RESPONSE:	We have deleted the above-referenced statement.

25.	Please update to provide the selling security holders’ list as of the most recent practicable date.

RESPONSE:	We have updated the selling security holders’ list to be based on the shares outstanding as of January [xx], 2014.

26.	Please note that certain family members may be deemed to beneficially own the shares held by other family members. Please ensure that your selling security holders table is accurate in this regard.

RESPONSE:	We have confirmed that none of the selling security holder table is accurate.

27.	Please identify the individual or individuals who have voting or dispositive power with respect to the shares held by London Fall Protection.

RESPONSE:	We have updated the Selling Security Holders section to identify that Joseph London has voting power with respect to the shares held by London Fall Protection.

Description of Business, page 23

Overview, page 23

28.	We note that your business section does not include some of the information required by Item 101(h) of Regulation S-K. For example, please describe your cigars and their prices. Please add a risk factor to discuss Mr. Tejeda’s potential conflict of interests as your officer and director and significant shareholder.

RESPONSE:	We have revised our business description to include information about our products and their prices, distribution methods, competition, suppliers and major customers. We have also added an additional risk factor to discuss Mr. Tejeda’s potential conflict of interest as an officer and director and significant shareholder.

29.	We note your disclosure on page F-19 that for the year ended March 31, 2013 all cigars were purchased from one manufacturer. Please identify the manufacturer and include risk factor disclosure regarding your reliance on that manufacturer. In addition, if you have entered into a contract with the manufacturer, file it as an exhibit to your registration statement and describe its material terms.

RESPONSE:	We have identified our manufacturer, Plasencia Cigars, on page 23 and have included a risk factor related to Plasencia on page 10.

Overview, page 23

Market Overview, page 23

30.	We note that some statistical data you include in this section dates back to 2011. If possible, please update with more recent statistics or advise. Similarly, update the 2010 data in your competition section on page 24.

RESPONSE:	We have updated our market overview and competition sections with more recent information.

31.	We note you disclosure that you “intend to purchase cigars from Plasencia.” In other parts of your prospectus you state that you plan to manufacture your cigars. Please revise throughout for consistency.

RESPONSE:	We are not manufacturing cigars and are instead purchasing cigars from Plasencia. We will revise for consistency.

Products, page 23

32.	We note that some statistical data you include in this section dates back to 2011. If possible, please update with more recent statistics or advise. Similarly, update the 2010 data in your competition section on page 24.

RESPONSE:	We have updated our ‘Competition’ section to include more current information.

Sales and Marketing, page 24

33.	Reference is made to your agreements with five independent sales representatives. Because these appear to be material agreements, please file them as exhibits to your registration statement and describe their material terms or advise.

RESPONSE:	The agreements with the five independent sales representatives are no longer relevant to the Company’s marketing strategy. We have deleted any reference to them.

34.	Please advise and revise as necessary your disclosure relating to Mr. Ysidron’s database of 1,200 retail customers across the U.S. Because Mr. Ysidron does not appear to be associated with you any more, please explain how this database is relevant to your sales and marketing activities. Please make corresponding revisions on pages 24 and 26.

RESPONSE:	We have revised this section to make clear that we plan on using Mr. Ysidron’s database to reach out to potential customers.

Employees, page 25

35.	We note your disclosure here that you “have no employees apart from [y]our President.” On page 10 you list Mr. Tejeda as your president and Ms. Rosebough as your operation’s director. In addition, on page 31 you list Mr. Tejeda as your president and Ms. Floyd as your secretary. Please revise your disclosure in these sections to list consistently the number of your employees and names and titles of your executive officers.

RESPONSE:	We have made the aforementioned references consistent by deleting any mention of “Ms. Rosebough” and added Beth Floyd to the list of Company employees.

Description of Property, page 25

36.	We note your disclosure here relating to the location of your office and that there “is no lease on the premises the Company is occupying and is not responsible for paying rent.” Please revise to clarify whether you own this office location. If not, please disclose why you can occupy these offices without paying rent.

RESPONSE:	We have explained that as part of our consulting agreement with Europa Capital Ventures, we can utilize some of their office space on an “as needed basis.” We do not have a contract with them for the space because the space we need and time we need it for vary each time we utilize it.

Market for Common Equity and Related Stockholder Matters, page 25

37.	We note your disclosure here that you have 31 holders of common stock. There are 39 selling security holders listed in your prospectus, and your president also owns your stock. Please revise for consistency.

RESPONSE:	We have revised this disclosure to state that we have 40 holders of common stock.

Note 2(c) Common Stock Issued for Services, page F-8

38.	Similar to the disclosure you provide on page 32, please revise here and on page F-20 to name the parties involved in these transactions.

RESPONSE:	We have revised the disclosures on F-8 and F-20 to name the parties involved in the transactions.

Note 3. Commitments, page F-8

39.	Please tell us and revise to disclose the party with whom you entered into a consulting agreement and whether such party is related to you.

RESPONSE:	We have revised Note 3 on page F-8 to identify the party we have entered into a consulting agreement with as Europa Capital Ventures and have stated that it is not a related party.

Plan of Operation

40.	Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. Include a brief summary of your timeline and budget in your Prospectus Summary.

RESPONSE:	We have revised our plan of operation and have included a brief summary in our Prospectus Summary.

41.	Please explain here and in your business section what you mean by “new styles of premium cigars.”

RESPONSE:	We have deleted this reference to a “new style of premium cigars.”

42.	Please provide support for your statement that “Nicaragua is recognized internationally by the quality of its cigars, standing out as the first exporter of high quality cigars of the world.”

RESPONSE:	We have deleted this statement throughout the S-1.

43.	We note your disclosure that you intend to purchase cigars form Plasencia. Please disclose where you have purchased cigars up to date.

RESPONSE:	We have revised this statement to clarify that we have purchased cigars from Plasencia.

Results of Operations, page 28

44.	Please revise the table and your discussion to include interim results. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:	We have revised our Results of Operation to include a new table and discussion of our interim results in accordance with Item 303(b)(2).

Contractual Obligations, page 31

45.	We note your disclosure relating to the consulting agreement. Please revise to disclose in more detail what services are provided to you under this agreement. In addition, disclose the entity that will provide these services to you. If this is a material agreement, file it as an exhibit to your registration statement and describe its material provisions.

RESPONSE:	We have a consulting agreement with Europa Capital Ventures for consulting services on a monthly basis. Europa Capital Ventures has consulted with us on properly forming a company, properly structuring the financing for the Company, properly making projections on the business, and putting together presentation materials. In addition, they have consulted and provided assistance and introductions to individuals with expertise in international ventures, tax issues, and other relevant sales expertise.

Directors, Executive Officers, Promoters and Control Persons, page 31

Ramon Tejeda, President and Director, page 31

46.	Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that he should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:	We have revised this section to include Mr. Tejeda’s relevant experience, qualifications, attributes and skills that led the Company to the conclusion that he should serve as our director.

47.	Please clarify what you mean by Mr. Tejeda being “intimately involved in the cigar business form [sic] a very early age.”

RESPONSE:	We have deleted this statement and replaced it with a discussion of how Mr. Tejeda became involved in the cigar industry.

48.	We note that Mr. Tejeda currently holds a job with Eaton. Please disclose the approximate number of hours per week he will devote to working for you. If necessary, also add risk factor disclosure and state this in the Prospectus Summary.

RESPONSE:	We have revised this section, added a risk factor and included in our prospectus summary summary that Mr. Tejada only expects to devote 10-12 hours per week to the Company.

Beth Floyd, Secretary, page 31

49.	Please revise the description of Ms. Floyd’s business experience to include her business experience during the past five years. In addition, disclose what positions she held. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:	We have revised the section to include more specific language regarding Ms. Floyd’s previous business experience.

Executive Compensation, page 31

Summary Compensation Table, page 31

50.	We note that you disclosed Mr. Tejeda’s stock award as valued at $490. The same stock award is valued at $490,000 on pages F-8, F-9 and F-20. Please revise for consistency or please advise.

RESPONSE:	We have revised the Summary Compensation Table to read that the value of the stock award is $490,000.

51.	We also note that in the footnote to the summary compensation table you state that Mr. Tejeda purchased 4,900,000 common shares for cash. Your disclosure on page F-8, however, indicates that the shares were transferred to an officer in exchange for services. In addition, on page 32 you state that on December 13, 2012 Steven Ysidron sold 4,900,000 of his shares of common stock to Ramon Tejeda pursuant to a Stock Purchase Agreement. Please revise for consistency.

RESPONSE:	We have revised the sections mentioned above for consistency to state that Mr. Ysidron sold his shares pursuant to a Stock Purchase Agreement with Mr. Tejeda in exchange for
$490.

Security Ownership of Certain Beneficial Owners and Management, page 32

52.	Please update the security ownership table to the most recent practicable date.

RESPONSE:	We have revised the security ownership table to a more recent date.

Transactions with Related Persons, Promoters and Certain Control Persons, page 32

53.	To the extent that the transactions are not represented in the Executive Compensation section, please revise this section to include other related party transactions listed on page F-9. For each related party transaction listed include the approximate dollar value of the transaction amount. Refer to Item 404(d) of Regulation S-K.

RESPONSE:	We have revised the section to include all related party transactions.

54.	We note your reference to “loans from CEO” on page 28. Please include the loans in your related party transactions section or advise. Refer to Item 404(d) of Regulation S-K.

RESPONSE:	We have deleted this reference as Mr. Tejeda has not made any loans to the Company.

55.	Please address whether you have a policy for dealing with related party matters.

RESPONSE:	We have no policy for dealing with related party matters.

Item 12A. Disclosure of Commission Position on Indemnification, page 33

56.	We note your disclosure that you “have agreed to indemnify each of [y]our directors and certain officers against certain liabilities.” Please revise this statement because you only have one director. In addition, disclose which officers you agreed to indemnify.

RESPONSE:	We have revised our disclosure to clarify that we plan to indemnify Ramon Tejeda and Beth Floyd.

Item 15. Recent Sales of Unregistered Securities, page 35

57.	We note your disclosure here that on March 11, 2013 you sold a total of 2,745,000 shares of common stock to investors. On pages F-8 and F-20, however, you state that for the year ended March 31, 2013 you issued 1,676,500 shares of common stock and for the period ended March 31, 2012 you issued 1,068,500 shares of common stock. Please revise for consistency or advise.

RESPONSE:	We have revised to make clear that we sold 2,745,000 shares of common stock over the course of two fiscal years. The first 1,068,500 shares were issued before March 31, 2012 and an additional 1,676,500 shares were issued before

Item 17. Undertakings, page 36

58.	Revise this section to include undertaking in Item 512(a)(6) of Regulation S-K or advise.

RESPONSE:	We have revised the undertaking section to include Item 512(a)(6).

Signatures, page 37

59.	Please revise your signature page to have your principal financial officer and your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

RESPONSE:	We have revised the signature block of Ramon Tejeda to include his role as principal financial officer and principal accounting officer.

Exhibit 5.1

60.	Please have counsel revise the portion of the second sentence in the opinion stating that this offering is “made pursuant to Regulation D of Rule 506.” Please similarly revise the statement describing document (d).

RESPONSE:	We have revised the opinion to state “Rule 506 of Regulation D.”

61.	Please have counsel revise the first sentence of the third paragraph of the opinion to clarify that counsel relied on the enumerated items and Officers Certificate as to factual matters only or advise.

RESPONSE:	Counsel has revised their legal opinion to state that they only relied on the enumerated items and Officers Certificate as to factual matters only.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President